Filed by Data Return Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Commission File No. 0-27801
Subject Company:  Data Return Corporation

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE DATA RETURN CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov . In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Data Return Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Data Return with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Data Return's directors and executive officers is included in Data Return's amended Annual Report on Form 10-K, which was filed with the SEC on July 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

The following materials were sent to all employees of Data Return Corporation on November 2, 2001.

To:  All Data Return Employees
From:  Sunny Vanderbeck
Subject: Data Return agrees to merge with divine, inc.

I am happy to inform you that Data Return has signed a definitive merger agreement to be acquired by divine, inc.

For those of you who may not have heard of divine, I have listed a few key points that I believe illustrate the potential of this new era.

        . divine, inc., is a premier integrated solution provider focused on the extended enterprise. divine focuses on the three key components of professional services, software services and managed services. This combination extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. Data Return's product set will integrate with divine's current offering, making our combined offering one of the most robust in the industry.

        . divine, inc. has expertise in consulting, collaboration, interaction hosting and knowledge solutions that empower and extend the enterprise.

        . Founded in 1999, divine is a public company whose shares trade on Nasdaq under the symbol "DVIN."

        . divine, inc. focuses on Global 5000 and high-growth middle market companies, government agencies, and educational institutions - the sweet spot for the managed hosting market. They currently serve more than 2,000 customers, all of whom our combined sales force will have access to for increased business opportunities.

For more detailed information, I invite you to visit the web site at www.divine.com.
--------------

Together, divine and Data Return provide a comprehensive solution for the enterprise across multiple platforms and applications. divine has an experienced management team and a very strong financial position. More detail is included in the attached Q & A.

This is an exciting time for Data Return. For the past few weeks, there has been much anticipation as to what was next for our team. This joining of forces with divine adds our unmatched skill in managed services on the Microsoft platform to a proven track record of excellence in managed hosting across other leading platforms and application infrastructures, including Solaris and Oracle. Combined with divine's professional services and software businesses, we will offer an unmatched turnkey solution for our customers. In addition to enhancing the solution set for our customers, the broader scope of the combined companies creates significant new career opportunities for all of us.

We know that you will have many questions about this event, and we will make every effort today and over the weeks ahead to keep you informed. You'll find the attached press release link and Q&A document will answer some of your questions. In addition, in the next two hours each of you will receive a request to attend a meeting to discuss this news with the executive team.

Please bring your questions and concerns to the meeting. We want your input so we can be sure to address your issues and make this transition as easy as possible.

The executive team and I look forward to seeing you today and sharing our excitement about the new opportunities this event brings to all of us at Data Return. The next chapter in the history of our company lies before us, and I believe the merger announced today will put us in a stronger position than ever before to dominate our market and realize the vision this company was founded on
- to deliver technology consistently, reliably and effectively, without burden to the organizations and individual users who rely on this technology. I ask, as always, for your assistance, drive and dedication in the coming months as we work to blend the strengths of divine, inc. and Data Return.

We will continue to deliver the higher standard of managed hosting that has brought us to where we are today and given us the opportunity we have before us. Thanks to each and every one of you for the efforts you continue to put forth.

Sunny



Attachments - Press Release
          Q&A

Employees that are investors are urged to read the joint proxy statement/prospectus for the merger when it is available, and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

Press Release

divine Signs Definitive Agreement to Acquire Data Return

Combination Enhances divine's Ability to Deliver Business-Critical Infrastructure Solutions for Enterprise-Level Applications

CHICAGO and DALLAS, Nov. 2 -- divine, inc., (Nasdaq: DVIN - news), a premier
                                                     ----   ----
integrated solution provider focused on the extended enterprise, and Dallas-based Data Return Corporation (Nasdaq: DRTN - news), which specializes in
                                       ----   ----
providing high-availability managed hosting services for companies with Microsoft-based technology applications, today announced that divine has signed a definitive agreement to acquire Data Return. Under the terms of the stock-for-stock merger agreement, unanimously approved by the Board of Directors of each company, divine will acquire all of the outstanding shares of Data Return common stock for a fixed exchange rate where each outstanding share of Data Return will be converted into the right to receive 1.9876 shares of divine's Class A Common Stock based on the current number of outstanding Data Return shares. The deal will be subject to customary regulatory approvals as well as approval of two-thirds of Data Return's shareholders. Shareholders holding 35 percent of Data Return's outstanding shares have already agreed to vote in favor of the transaction.

Jim Dennedy, president of divine Managed Services, and Sunny Vanderbeck, Data Return chairman and CEO, will participate in a conference call for reporters and analysts at 1 p.m. CST today. To participate, call 888.769.9404. The pass code is "divine."

"Data Return's proven experience, world-class technology and leading-edge capabilities in managed hosting are a compelling fit with divine's mission to be the preferred fully managed services provider for complex, mission-critical extended enterprise applications," Dennedy said. "Combined with Data Return, divine Managed Services achieves a critical mass of revenue, a clear path to profitability entering the second quarter of 2002, a solid distribution channel into enterprise clients, and automated tools to scale the business. These are the key ingredients for a sustainable competitive advantage that will allow us to dominate the enterprise managed services market. With $60 million of revenue already under contract, we expect that divine Managed Services will emerge as one of the industry's largest players with a revenue run rate of more than $100 million in 2002."

By combining Data Return's expertise in advanced hosting services for the Microsoft platform with divine's professional services, software services and existing portfolio of managed services for Solaris, HP-UX, AIX, Oracle, and BEA Systems, the combined company will deliver the hosting and managed services offerings required to address all of the needs of the Global 5000. divine Managed Services will be led by Dennedy and Vanderbeck and is expected to significantly expand its client base, product set, and geographic reach.

"Since 1997, Data Return has been providing a higher standard of managed hosting for our customers. We share a common vision of reliable, scalable, secure delivery of managed services," Vanderbeck said. "By combining Data Return's depth in highly automated operations with divine Managed Service's breadth of platforms we will be able to jointly deliver the highest degree of quality and consistency across the largest number of platforms from a single company. divine's internal distribution channel of 300 enterprise sales professionals, 2,000 professional services personnel and a $400 million software services business will give us the enterprise reach required to capture the leading position in the market."

In connection with the merger agreement, divine and Data Return entered into a secured credit facility providing Data Return up to $12.8 million in interim financing.

About divine, inc.

divine, inc., (Nasdaq: DVIN - news) is focused on extended enterprise solutions.
                       ----   ----
Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in consulting, collaboration, interaction, hosting and knowledge solutions that enlighten, empower and extend enterprise systems.

Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 2000 customers. For more information, visit the company's Web site at www.divine.com.
--------------

About Data Return

Recognized as the Microsoft Windows 2000 Global Hosting Partner of the Year 2000, Data Return specializes in providing high-availability managed hosting services for companies whose applications are based on Microsoft technologies. These services are utilized by many leading enterprises including Microsoft, Compaq Computer Corporation, RadioShack.com, Texas Instruments, H&R Block and The World Bank. Data Return also provides managed infrastructure services for the rapidly growing market of Application Service Providers (ASPs). Data Return strategic investors and Global Alliance Partners include Microsoft, Compaq Computer Corporation and Level 3 Communications. For more information, visit www.datareturn.com.
------------------

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE DATA RETURN CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov . In
                                                       ------------------
addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Data Return Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Data Return with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Data Return's directors and executive officers is included in Data Return's amended Annual Report on Form 10-K, which was filed with the SEC on July 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close due to the failure to obtain regulatory or other approvals; failure of Data Return's shareholders and, if their consent is required, failure of divine's stockholders to approve the transaction; the risk that Data Return's business and other businesses acquired by divine will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based software services, professional services, and managed services strategy; the uncertainty of customer demand for enterprise Web software and services; the combined company's ability to develop new products and services and enhance and support existing products and services; the combined company's ability to maintain Data Return's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in divine's and Data Return's most recent respective Forms 10-K and 10-Q filed with the SEC.

divine is a trademark of divine, inc.

                          divine, inc. and Data Return

Merger Questions & Answers

We know many of you have questions about divine, inc. and Data Return joining forces. This question-and-answer document is intended to give you a closer look at divine and the benefits the acquisition affords both of our organizations. We hope that it will assist in your interaction with clients and improve your overall understanding of what is ahead for you and Data Return.

Why?

Why did Data Return decide to merge with another company?

We have been actively exploring various alternatives to improve our long-term financial viability. After considering each of these alternatives carefully, our board of directors and management team determined that combining forces with divine is in the best interest of our company and its shareholders, employees and customers. In short, merging with divine solidifies our ability to execute the vision upon which Data Return was founded - to create an environment where technology can be delivered consistently, reliably and effectively, without burden to the organizations and individual users who rely on this technology. The combined entity creates a highly compelling suite of enterprise solutions across a comprehensive array of platforms and applications. This combination of services and technologies creates a product set unmatched in our industry.

A merger with divine affords our company a number of substantial benefits:


        . Stability - A significant benefit is divine's strong financial position. divine has cash resources to support its operations, as well as currency in the form of stock to support its acquisition strategy.

        . Management Breadth - divine brings experienced management and technical expertise in a wide range of disciplines necessary for developing, selling and supporting a complete and integrated enterprise solution. divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski, Chief Operating Officer Paul Humenansky and Chief Financial Officer Michael Cullinane built the 10th largest IT infrastructure software and services company in the world with more than $1 billion in revenue in just 12 years. That company, Platinum Technology, had industry-leading products in database management, business intelligence, application development and Internet tools. Using primarily the currency of company stock, this leadership team grew Platinum Technology through nearly 70 acquisitions, successfully integrating those companies and technologies, while building an international sales team, worldwide customer-support and distribution channels.

        . Broad Product and Service Offering - divine offers complementary technology and services that will extend our service offerings into other platforms and applications, including Solaris, HP-UX and Oracle.

        . Enhanced Distribution - In addition to signing a definitive agreement, our companies will sign a Reseller Agreement. The terms of this reseller agreement will enable divine's current sales force of 300 to introduce Data Return products and services to divine's clients and prospects.

Why is divine merging with Data Return?

divine's managed services business is focused on two primary objectives. The first is to be the world's leading managed service provider. The second is to deliver the application infrastructure for divine's software applications. divine is committed to providing the capacity and expertise to manage the entire spectrum of managed services, including facilities, network, security, infrastructure, storage, and applications.

The addition of Data Return to the divine family is a powerful combination for many reasons:

        . We align closely with divine's vision and specialize in providing high availability managed hosting services.

        . As the premier provider of managed hosting services for the Microsoft platform, our knowledge and experience with Microsoft technologies affords divine a strategic edge for dedicated and high-availability systems. As divine already has a managed services offering for Solaris, HP-UX and Oracle, the addition of our Microsoft expertise broadens the delivery system enabling divine to capture a much greater share of customer and market share.

        . Data Return's infrastructure strengthens divine's ability to support even the most mission-critical applications. Data Return's reach significantly extends divine's international footprint and positions it to provide a complete solution for its European customers.

        . Data Return possesses the [most evolved] web-based tool for provisioning and pricing.

        . Data Return's software tools, including Mercury and the Configurator, will allow divine to deliver a higher standard of managed hosting across its existing platforms and applications.

This strategic combination, complemented by divine's recent acquisitions of HostOne and Intira, affords divine managed hosting capabilities unmatched in the industry. This combined strength in managed services positions to dominate the managed services industry.

Who?

Company Overview

divine, inc., is a premier integrated solution provider focused on the extended enterprise. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity and customer loyalty. divine has expertise in consulting, collaboration, interaction, hosting and knowledge solutions that empower and extend the enterprise.

divine solutions and services include:
        . Managed Services: divine currently provides custom managed hosting services on Solaris, HP-UX, and Microsoft technologies.

        . Professional Services: divine applies a deep understanding of key business objectives, end-customer requirements, process implications and advanced technologies to design, develop and deploy results-driven solutions

        . Software Services - divine focuses on collaboration, interaction and content management technologies that extend business systems beyond the edge of the enterprise. divine's technologies provide proven tools for employees to collaborate in real-time, and to effectively interact with customers and partners. Additionally, divine offers content solutions for portals, as well as a suite of industry-specific portals and products for searching for information across systems and applications

Established in 1999 and headquartered in Chicago, divine is a publicly held company, whose shares are traded on NASDAQ under the symbol DVIN. divine has approximately 3,000 professionals, including a sales force of 300. divine has 25 locations across North America and an international presence in the UK, France, Germany, Switzerland and India.

For more information, go to divine's website at http://www.divine.com.
                                                ---------------------

Company History

divine interVentures, inc. was formed in May 1999 as an Internet incubator. divine provided venture capital and assistance to a range of Internet start-ups, including many that are part of divine today.

In February 2001, divine interVentures announced a new strategy to build an enterprise web solutions company. This company would be formed from several companies in its original portfolio combined with additional companies it would acquire. To mark the strategy change, the company simplified the name to divine, inc.

Like all major enterprise software companies, divine includes both a large software business and a professional services business. Unlike traditional software companies, divine also provides hosting and managed applications services, and syndicated content streams. divine's professional services business includes a large team from its acquisition of marchFIRST.

divine has acquired, or is in the process of acquiring, hosting assets from Intira and HostOne, content syndication services from RoweCom, contact center technology from eshare communications, and content management and delivery platform, infrastructure and applications from OpenMarket. When these acquisitions are complete, divine's software business will include call center applications, web collaboration tools such as online surveys and real-time chat, and a portal application.

In parallel with acquiring the products that will form the new company, divine has been building its sales organization and today has a sales force of 300.

For the second quarter ending June 30, 2001, divine reported $61.3M in revenues, with $57.9M from services and $3.4M in software products. As of June 30, divine had approximately $200 million in cash and cash equivalents and stated its intent to continue to aggressively pursue acquisitions and to achieve profitability as early as Q3 2002.

Is divine a financially stable company?

Yes. divine has significant cash resources to support its operations, as well as currency in the form of its stock, to support its acquisition strategy.


divine did incur losses in 2000, which were due in large part to write-downs on the value of majority-owned portfolio companies they invested in earlier, many of which did not fit divine's enterprise solutions strategy and have since ceased operations or been sold. divine management has reaffirmed its expectation that the company will become profitable in the third quarter of 2002. All of divine's financial statements and records were thoroughly reviewed and audited by KPMG in March 2001, and were in accordance with standard financial accounting practices.

How?

What is the nature of the deal?

divine will acquire all of the outstanding shares of Data Return common stock for a fixed exchange rate where each outstanding share of Data Return will be converted into the right to receive 1.9875 shares of divine's Class A Common Stock. The exchange ratio will remain fixed while the transaction is pending subject to adjustment, if necessary, so that the total number of shares of divine's Class A Common Stock to be issued in conjunction with the merger will not exceed 72,250,000. The deal will be subject to customary regulatory clearances and approval of two-thirds of Data Return's shareholders.

How is this news being communicated to the outside world?

This morning we announced the agreement with divine, inc. via a press release. Moving forward, we will be communicating with our clients and prospects and conveying how our combination with divine, inc. offers them additional products and services.

Who do we contact if there are questions from analysts or the media?

Data Return employees should direct media or analyst inquiries to Megan Taylor at 972.827.4017. divine's public relations contacts are Susan Burke and Anne Schmitt. Susan's direct line is 773.394.6746 and Anne can be reached on 773.394.6827.

How do I respond to calls from customers or prospects?

We will be providing additional information to assist in your calls with clients that will help you phrase responses to questions about Data Return's combination with divine, inc. You should refrain from any written communication (including e-mail) with customers, prospects or partners about the pending deal, other than that provided by Data Return.


This announcement is very positive for all of our customers. They will have continued access to the skills and services they are accustomed to, and in the future will have the added strength of an enterprise with a host of additional products, resources and services.

In the interim, you will want to explain that the two companies remain independent until the close of the transaction becomes final.

We are allowed to discuss the general benefits and competitive alternatives our acquisition by divine will provide them, but you should not get into matters of price or specific products of divine, inc. Employees should consult our legal department if they are in doubt as to whether an exchange of information or any other pre-closing activity raises anti-trust or other concerns.

Will there be layoffs as a result of the acquisition?

As we merge with divine, both companies will review existing infrastructures and required skill sets necessary to maximize customer satisfaction and profitability. Moving forward, we will continue to look for ways to contain costs. In some areas there may be a duplication of staff. We have not yet decided how or when any duplication will be addressed.


One of the advantages gained through this merger is to drive the economies of scale necessary to operate profitably, and this assumes some reduction in
overall costs for all parties.   However, we have spent significant effort
examining and refining our operational structure as a standalone business over the last several months and a number of changes have already been made to improve our efficiency.

Will Data Return's Data Center or field office locations change?

We will be examining the combined company's data center and field office presence and may consolidate overlapping locations.

What will happen to our benefits program?

For the next few months, you will continue with your existing Data Return benefits, payroll and vacation programs. As our companies review plans, we will provide you with more detailed information on changes and actions you may need to take regarding the transition to divine's programs.

Your medical benefits will remain the same for a period of time. If you need to go to the doctor or have on-going treatment, continue to use your current insurance. Additionally, there will be no changes made to your current salary at this time. Your existing base salary will remain the same, and you'll receive more information on appraisal process, titles, and other related matters.

What will happen to my stock options?

Each of your in-the-money stock options to purchase Data Return shares will be assumed by divine and become an option to purchase the number of divine shares determined by multiplying (x) the number of shares of Data Return common stock subject to such option by (y) (xxx), and the exercise price for such option shall be determined by dividing (x) the exercise price of such Data Return option by (y) (xxx). Each of your underwater options will be terminated in exchange for substitute options at current market prices. More information on this will be provided as it becomes available.

How will Data Return and divine work together during this transition period?

We have already begun communicating with a number of representatives from divine, inc. Beginning next week, we will establish an Integration Team that will represent functional leads from both organizations. This team of individuals will work closely and collaboratively on the integration process. We will keep you apprised of the team's progress and key milestones as we move forward. Our goal is to share information as it becomes available so that you are aware of the benefits and impact the combination of Data Return and divine, inc. has on both of our organizations.

What does the integration project involve? When will it be completed?

The integration involves examining all functional areas of both companies (such as sales, operations, finance, human resources, and marketing) and determining how each of these areas can work best together to maximize revenues, minimize operating expenses, and provide a work environment which will yield high customer and employee satisfaction.

Before any of these decisions can be made, the two companies must come to know the other's operation well. They must understand each other's products and services, computer systems, software, people, employee benefits, accounting practices, and much more. The information gathering process is what usually encompasses much of the due diligence and early integration stages of the acquisition.

divine and Data Return must also receive approvals from the Securities and Exchange Commission (SEC), Data Return's shareholders, and, if necessary, the Federal Trade Commission. We will be completing and filing several documents with the SEC and the Federal Trade Commission. The completion, review, and approval from these authorities may take several months. A special shareholders meeting will be held by Data Return, and, if necessary, divine, inc. close to the completion date so that shareholders may vote on the agreement and acquisition.

When will I hear more about the transition?

Data Return and divine, inc. are both committed to open and timely communication with all employees. As mentioned, we will establish an Integration Team.
Moving forward, you can expect to receive regular communications from the team through newsletter updates. Additionally, our senior leadership will continue to share both emails and progress reports with key information you will want to know.